Filed pursuant to Rule 433

Registration No. 333-131159

8.75% Non-Cumulative Perpetual Convertible Preferred Stock, Series C

FINAL TERM SHEET

Dated April 21, 2008

Issuer:	CIT Group Inc.
Security:	Shares of CIT Group Inc. 8.75% Non-Cumulative Perpetual Convertible Preferred Stock, Series C (the “Preferred Stock”)
Number of Shares Issued:	10,000,000 Shares
Overallotment Option (Shares):	1,500,000 Shares
Liquidation Preference Per Share:	$50
Aggregate Liquidation Preference Offered (Pre-Overallotment):	$500,000,000
Aggregate Liquidation Preference Offered (Post-Overallotment):	$575,000,000
Maturity:	Perpetual
Dividend Rate (Non-Cumulative):	8.75% on the per share liquidation preference of $50 per share
Dividend Payment Dates:	March 15, June 15, September 15 and December 15 of each year, beginning June 15, 2008
Day Count:	30/360

Conversion Right:

Each share of the Preferred Stock may be converted at any time, at the option of the holder, into 3.9526 shares of common stock (which reflects an approximate initial conversion price of $12.65 per share of common stock, which is a 15% premium over the public offering price in the concurrent offering of the Issuer’s common stock) plus cash in lieu of fractional shares, subject to anti-dilution adjustments.

Conversion at Issuer’s option:

On or after June 20, 2015, the Issuer may, at its option, at any time or from time to time, cause some or all of the Preferred Stock to be converted into shares of common stock at the then-applicable conversion rate if, for 20 trading days (whether or not consecutive) during any period of 30 consecutive trading days, the closing price of the Issuer’s common stock exceeds 150% of the then-applicable conversion price of the Preferred Stock.

Conversion Upon Fundamental Change:

If delisting occurs or in lieu of receiving the make-whole shares, if the reference price in connection with a make-whole acquisition is less than the applicable conversion price (each, a “fundamental change”), a holder may elect to convert Preferred Stock during the period beginning on the effective date of the fundamental change and ending on the date that is 30 days after the effective date of such fundamental change at an adjusted conversion price equal to the greater of (1) the reference price and (2) $5.50, which is 50% of the public offering price in the concurrent offering of the Issuer’s common stock, subject to adjustment (the “base price”). If the reference price is less than the base price, holders will receive a maximum of 9.0909 shares of common stock per share of Preferred Stock, subject to adjustment, which may result in a holder receiving value that is less than the liquidation preference of the Preferred Stock. In lieu of issuing common stock upon conversion in the event of a fundamental change (other than a delisting), the Issuer may at its option make a cash payment equal to the reference price for each share of common stock otherwise issuable upon conversion.

Make-whole Shares Upon Certain Acquisitions:	The following table sets forth the number of make-whole shares per share of Preferred Stock for each stock price and effective date set forth below:

	Stock Price
Effective Date	$11.00	$12.00	$13.00	$14.00	$15.00	$20.00	$25.00	$30.00	$35.00	$40.00	$45.00	$50.00	$75.00	$100.00
04/22/2008	0.5928	0.5435	0.5017	0.4658	0.4348	0.3261	0.2609	0.2174	0.1863	0.1630	0.1449	0.1304	0.0870	0.0609
06/15/2009	0.5928	0.5435	0.5017	0.4658	0.4348	0.3261	0.2609	0.2174	0.1863	0.1630	0.1449	0.1304	0.0870	0.0561
06/15/2010	0.5928	0.5435	0.5017	0.4658	0.4348	0.3261	0.2609	0.2174	0.1863	0.1630	0.1449	0.1304	0.0809	0.0507
06/15/2011	0.5928	0.5435	0.5017	0.4658	0.4348	0.3261	0.2609	0.2174	0.1863	0.1630	0.1449	0.1257	0.0704	0.0443
06/15/2012	0.5928	0.5435	0.5017	0.4658	0.4348	0.3261	0.2609	0.2043	0.1655	0.1383	0.1181	0.1025	0.0578	0.0366
06/15/2013	0.5928	0.5435	0.5017	0.4658	0.4348	0.2852	0.1976	0.1497	0.1201	0.1000	0.0854	0.0742	0.0425	0.0271
06/15/2014	0.5928	0.5435	0.5017	0.4282	0.3637	0.1823	0.1124	0.0811	0.0642	0.0536	0.0461	0.0403	0.0235	0.0153
06/15/2015	0.5928	0.5435	0.4351	0.3349	0.2482	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
Thereafter	0.5928	0.5435	0.4351	0.3349	0.2482	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock price and effective dates may not be set forth in the table, in which case:

•

if the stock price is between two stock price amounts on the table or the effective date is between two dates on the table, the number of make-whole shares will be determined by straight-line interpolation between the number of make-whole shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year;

•	if the stock price is in excess of $100.00 per share (subject to adjustment), no make-whole shares will be issued upon conversion of the Preferred Stock; and
•	if the stock price is less than $11.00 per share (subject to adjustment), no make-whole shares will be issued upon conversion of the Preferred Stock.
Trade Date:	April 21, 2008
Settlement Date:	April 25, 2008 (DTC)
Public Offering Price:	$50.00 per share
Underwriting Commissions:	$1.50 per share
Net Proceeds (before expenses) of CIT Group Inc.	$485,000,000
Underwriters:	J.P. Morgan Securities Inc. Morgan Stanley & Co. Incorporated Lehman Brothers Inc. Citigroup Global Markets Inc.
Listing:

The Issuer has applied to list the Preferred Stock on the NYSE under the symbol “CITPrC.” If the application is approved, the Issuer expects trading to begin within 30 days of April 25, 2008, the original issue date. The Issuer’s common stock is listed on the NYSE under the symbol “CIT”.

Concurrent Offering:

The Issuer is making a concurrent offering of 91,000,000 shares of its common stock (or 104,650,000 shares if the underwriters exercise their over-allotment option in full) at the public offering price of $11.00. The Issuer intends to use the net proceeds from the offering of Preferred Stock, together with the net proceeds from the concurrent common stock offering, for general corporate purposes, including, in the case of net proceeds from the common stock offering, to pay dividends on the Issuer’s existing preferred stock and interest on the Issuer’s junior subordinated notes. The common stock offering will be effected pursuant to a separate prospectus supplement. There is no assurance that the common stock offering will be completed or, if completed, that it will be completed in the amount contemplated. The consummation of the offering of Preferred Stock is not conditioned on the consummation of the common stock offering.

_________________________

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities Inc. collect at 1-212-834-4533, Morgan Stanley & Co. Incorporated toll free at 1-866-603-5847, Lehman Brothers Inc. toll free at 1-888-603-5847 or Citigroup Capital Markets Inc. collect at 1-718-765-6732.